January 12, 2010

Via EDGAR

Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.: Ms. Cindy Rose

Re:	Consulting Group Capital Markets Funds (“Trust”) on behalf of Money Market Investments (“Fund”)
SEC File No. 811-06318

Dear Ms. Rose:

As requested by the staff of the Securities and Exchange Commission, the Trust has reviewed its responses to Item 74(w) of Form N-SAR for the past two fiscal years ended August 31.  Based on this review, the Trust has prepared amendments to Form N-SAR for its semi-annual period ended February 28, 2009, as well its annual periods ended August 31, 2008 and August 31, 2009, to correctly disclose the mark-to-market net asset value per share for the Fund.  For the semi-annual period ended February 28, 2008, the mark-to-market net asset value was correctly disclosed in response to Item 74(w) of Form N-SAR, therefore no amendment is being filed for that time period.

Please contact Suzan Barron of Brown Brothers Harriman & Co., the Trust’s administrator, at 617-772-1616 if you have any questions or comments.

Very truly yours,

_/s/ PAUL F GALLAGHER
Paul F. Gallagher
Chief Legal Officer

Cc: Steven Hartstein (via e-mail)
      Timothy Levin, Esq. (via e-mail)